PRICING SUPPLEMENT No. U1485 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03 Dated February 22, 2016

Credit Suisse AG $1,460,700 Trigger Phoenix Autocallable Optimization Securities

Linked to the S&P 500® Index due on February 27, 2019

Investment Description

Trigger Phoenix Autocallable Optimization Securities (the “Securities”) are senior, unsecured obligations of Credit Suisse AG, acting through its London branch (“Credit Suisse” or the “Issuer”) linked to the S&P 500® Index (the “Underlying”). Credit Suisse will pay you a semi-annual Contingent Coupon payment if the Closing Level of the Underlying on the applicable Observation Date (including the Final Valuation Date) is equal to or greater than the Coupon Barrier. Otherwise, no Contingent Coupon will be payable with respect to that Observation Date. Credit Suisse will automatically call the Securities prior to maturity if the Closing Level of the Underlying on any Observation Date is equal to or greater than the Initial Level. If the Securities are called, Credit Suisse will pay you the principal amount of your Securities plus the Contingent Coupon payable on the Coupon Payment Date immediately following the applicable Observation Date (the “Automatic Call Date”), and no further amounts will be owed to you under the Securities. If the Securities are not called prior to maturity and a Trigger Event does not occur, Credit Suisse will pay you a cash payment at maturity equal to the principal amount of your Securities. If the Securities are not called prior to maturity and a Trigger Event occurs, Credit Suisse will pay you less than the full principal amount of your Securities, if anything, resulting in a loss on your principal that is proportionate to the depreciation of the Underlying from the Initial Level to the Final Level In that case, you will lose more than 50% and possibly all of your investment. A Trigger Event will be deemed to have occurred if the Final Level of the Underlying is less than the Trigger Level. Investing in the Securities involves significant risks. You may lose some or all of your investment if the Securities are not called and a Trigger Event occurs. The Trigger Level is observed only on the Final Valuation Date and the contingent repayment of principal applies only if you hold the Securities to maturity. The Securities will not pay a Contingent Coupon for a semi-annual period if the Closing Level of the Underlying is below the Coupon Barrier on the applicable Observation Date. Generally, the higher the Contingent Coupon Rate on a Security, the greater the risk of loss on that Security. Credit Suisse will automatically call the Securities on any Observation Date only if the Underlying closes at or above the Initial Level on such Observation Date. Any payment on the Securities, including any repayment of principal, is subject to the ability of Credit Suisse to pay its obligations as they become due. If Credit Suisse were to default on its obligations, you may not receive any amounts owed to you under the Securities.

Features	Key Dates

☐ Contingent Coupon — Subject to Automatic Call, Credit Suisse will pay you a semi-annual Contingent Coupon payment if the Closing Level of the Underlying on the applicable Observation Date is equal to or greater than the Coupon Barrier. Otherwise, no coupon will be paid for that semi-annual period.	Trade Date Settlement Date Observation Dates* Final Valuation Date* Maturity Date*	February 22, 2016 February 25, 2016 Semi-annually (beginning after 6 months) (see page 4) February 22, 2019 February 27, 2019

☐   Automatically Callable — Credit Suisse will automatically call the Securities and Credit Suisse will pay you the principal amount of your Securities plus the Contingent Coupon payable for that semi-annual period on the Coupon Payment Date immediately following the applicable Observation Date if the Closing Level of the Underlying on any Observation Date is equal to or greater than the Initial Level. If the Securities are not called, investors may be exposed to the depreciation of the Underlying from the Initial Level to the Final Level.

☐   Contingent Repayment of Principal Amount at Maturity — If the Securities have not been called and a Trigger Event has not occurred, Credit Suisse will pay you the full principal amount at maturity. If a Trigger Event occurs, Credit Suisse will pay you less than your principal amount, if anything, resulting in a loss of your principal that will be proportionate to the full depreciation of the Underlying from the Initial Level to the Final Level. The Trigger Level is observed on the Final Valuation Date and the contingent repayment of your principal applies only at maturity. Any payment on the Securities, including any repayment of principal, is subject to the ability of Credit Suisse to pay its obligations as they become due.

* Subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

Security Offering

These final terms relate to Securities linked to the S&P 500® Index. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment), and integral multiples of $10.00 in excess thereof.

Underlying	Ticker	Contingent Coupon Rate	Initial Level	Trigger Level	Coupon Barrier	CUSIP	ISIN
S&P 500® Index	SPX	5.85% per annum	1945.50	972.75 (50% of the Initial Level)	972.75 (50% of the Initial Level)	22548J572	US22548J5728

Credit Suisse currently estimates the value of each $10.00 principal amount of the Securities on the Trade Date is $9.896 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the Securities (our “internal funding rate”)). See “Key Risks” in this pricing supplement.

See “Additional Information about Credit Suisse and the Securities” on page 2. The Securities will have the terms set forth in the accompanying product supplement, prospectus supplement and prospectus and this pricing supplement.

The Securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Offering of Securities	Price to Public		Underwriting Discount and Commissions(1)		Proceeds to Credit Suisse AG
	Total	Per Security	Total	Per Security	Total	Per Security
Securities linked to the S&P 500® Index	$1,460,700.00	$10.00	$7,303.50	$0.05	$1,453,396.50	$9.95

(1) The agents for this offering are Credit Suisse Securities (USA) LLC (“CSSU”), an affiliate of ours, and UBS Financial Services Inc. ("UBS"). CSSU expects to sell all of the Securities that it purchases from us to an unaffiliated dealer at a price of $9.95 per $10.00 principal amount of Securities, for further sale to certain fee-based advisory accounts for which UBS is an investment advisor at the price to public of $10.00 per $10.00 principal amount of Securities. CSSU and UBS will not receive a sales commission with respect to the Securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

Credit Suisse	UBS Financial Services Inc.

Additional Information about Credit Suisse and the Securities

You should read this pricing supplement together with the underlying supplement dated May 4, 2015, the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these Securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement dated May 4, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000095010315003505/dp55844_424b2-underlying.htm

♦	Product supplement No. I dated May 4, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000095010315003534/dp55815_424b2-psno1.htm

♦	Prospectus supplement and Prospectus dated May 4, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

The Securities are senior, unsecured obligations of Credit Suisse and will rank pari passu with all of our other senior unsecured obligations.

In the event the terms of the Securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the Securities and the owner of any beneficial interest in the Securities, amend the Securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Key Risks” in this pricing supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the Securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the Securities.

Investor Suitability
The Securities may be suitable for you if:	The Securities may not be suitable for you if:

♦    You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦    You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may be exposed to the depreciation of the Underlying from the Initial Level to the Final Level.

♦    You believe the Closing Level of the Underlying will be equal to or greater than the Coupon Barrier on each of the Observation Dates, and you believe a Trigger Event will not occur, meaning the Underlying will close at or above the Trigger Level on the Final Valuation Date.

♦    You understand and accept that you will not participate in any appreciation in the level of the Underlying, which may be significant, and that your potential return is limited to the Contingent Coupon payments, if any.

♦    You are willing to invest in the Securities based on the Contingent Coupon Rate specified on the cover hereof.

♦    You are willing to forgo any dividends paid on the equity securities included in the Underlying.

♦    You do not seek guaranteed current income from your investment.

♦    You are willing to invest in securities that are subject to potential Automatic Call, and you are otherwise willing to hold such securities to maturity and accept that there may be little or no secondary market for the Securities.

♦    You understand and accept the risks associated with the Underlying.

♦    You are willing to assume the credit risk of Credit Suisse for all payments under the Securities, and understand that the payment of any amount due on the Securities is subject to the credit risk of Credit Suisse.

♦    You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦    You seek an investment designed to provide a full return of principal at maturity.

♦    You cannot tolerate a loss of all or a substantial portion of your investment, and you are not willing to make an investment that may be exposed to the depreciation of the Underlying from the Initial Level to the Final Level.

♦    You believe that the Underlying will close below the Coupon Barrier on the Observation Dates, or you believe a Trigger Event will occur, meaning the Closing Level of the Underlying will be below the Trigger Level on the Final Valuation Date.

♦    You seek an investment that participates in the full appreciation in the level of the Underlying, and whose return is not limited to the Contingent Coupon payments, if any.

♦    You are unwilling to invest in the Securities based on the Contingent Coupon Rate specified on the cover hereof.

♦    You seek guaranteed current income from your investment.

♦    You prefer to receive the dividends paid on the equity securities included in the Underlying.

♦    You are unable or unwilling to hold securities that are subject to potential Automatic Call or are otherwise unable or unwilling to hold such securities to maturity or you seek an investment for which there will be an active secondary market for the Securities.

♦    You do not understand or accept the risks associated with the Underlying.

♦    You are unwilling to assume the credit risk of Credit Suisse for all payments under the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 8 of this pricing supplement for risks related to an investment in the Securities. For more information on the Underlying, see “Historical Information” in this pricing supplement.

Final Terms

Issuer	Credit Suisse AG (“Credit Suisse”), acting through its London branch.
Principal Amount	$10.00 per Security
Term(1)	Approximately 3 years, unless called earlier. In the event that we make any change to the expected Settlement Date, the calculation agent may adjust (i) the Observation Dates to ensure that the term between each Observation Date remains the same and/or (ii) Final Valuation Date and Maturity Date to ensure that the stated term of the Securities remains the same.
Underlying	S&P 500® Index
Contingent Coupon

If the Closing Level of the Underlying is equal to or greater than the Coupon Barrier on any Observation Date, Credit Suisse will pay you the Contingent Coupon applicable to such Observation Date.

If the Closing Level of the Underlying is less than the Coupon Barrier on any Observation Date, the Contingent Coupon applicable to such Observation Date will not be paid and you will not receive any payment in respect of such Observation Date on the immediately following Coupon Payment Date or on any other date.

The table below sets forth the Contingent Coupon amount (based on the Contingent Coupon Rate of 5.85% per annum) that would be applicable to each Observation Date on which the Closing Level of the Underlying is greater than or equal to the Coupon Barrier.

Contingent Coupon (per Security) S&P 500® Index
$0.2925 per semi-annual period
Contingent Coupon payments on the Securities are not guaranteed. Credit Suisse will not pay you the Contingent Coupon for any Observation Date on which the Closing Level of the Underlying is less than the Coupon Barrier.
Trigger	A Trigger Event will occur if the Final Level of the Underlying is less than the

Event	Trigger Level. In this case, you will be fully exposed to any depreciation in the level of the Underlying from the Trade Date to the Final Valuation Date.
Contingent Coupon Rate	The Contingent Coupon rate is 5.85% per annum for Securities linked to the S&P 500® Index.
Automatic Call Feature

The Securities will be automatically called if the Closing Level of the Underlying on any Observation Date (semi-annually, beginning August 22, 2016) is equal to or greater than the Initial Level.

If the Securities are called on any Observation Date (semi-annually, beginning August 22, 2016), on the Coupon Payment Date immediately following the relevant Observation Date (the “Automatic Call Date”), Credit Suisse will pay you a cash payment per Security equal to your principal amount plus the Contingent Coupon payable on that Coupon Payment Date. No further amounts will be owed to you under the Securities.

The Securities will not be subject to an Automatic Call on an Observation Date if the Closing Level of the Underlying on such Observation Date is below the Initial Level.

Payment at Maturity (per Security)

If the Securities are not called and a Trigger Event does not occur, on the Maturity Date Credit Suisse will pay you a cash payment per Security equal to $10.00.

If the Securities are not called and a Trigger Event occurs, on the Maturity Date, Credit Suisse will pay you less than the principal amount, if anything, resulting in a loss on your initial investment that is proportionate to the depreciation in the Underlying Return, for an amount equal to:

$10.00 + ($10.00 × Underlying Return)

You will lose some or all of your principal amount if the Securities are not called and a Trigger Event occurs.

(1) Subject to postponement as described in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

Final Terms

Underlying Return	Final Level – Initial Level Initial Level
Trigger Level	A percentage of the Initial Level, as specified on the cover of this pricing supplement.
Coupon Barrier	A percentage of the Initial Level, as specified on the cover of this pricing supplement.
Initial Level	The Closing Level of the Underlying on the Trade Date, as specified on the cover of this pricing supplement.
Final Level	The Closing Level of the Underlying on the Final Valuation Date, as determined by the calculation agent.

Closing Level	The Closing Level of the S&P 500® Index on any trading day will be the closing level on such trading day, as determined by the calculation agent by reference to (i) Bloomberg Financial Services (“Bloomberg”) or any successor reporting service, or (ii) if Bloomberg or such successor reporting service does not publish the closing level on such trading day, the index sponsor.
Observation Dates	The first Observation Date will occur on August 22, 2016; Observation Dates will occur semi-annually thereafter as listed in the “Observation Dates/Coupon Payment Dates” section below. The final Observation Date, February 22, 2019, will be the “Final Valuation Date.”
Coupon Payment Dates	The first Coupon Payment Date will occur on August 24, 2016; Coupon Payment Dates will occur semi-annually thereafter as listed in the “Observation Dates/Coupon Payment Dates” section below, except that the Coupon Payment Date for the Final Valuation Date is the Maturity Date.

 Supplemental Terms of the Securities

For purposes of the Securities offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Knock-In Level	Trigger Level
Knock-In Event	Trigger Event
Valuation Date	Final Valuation Date

Investment Timeline

Trade Date	The Contingent Coupon Rate is set, the Initial Level is observed, and the Trigger Level and Coupon Barrier are determined.

Semi-annually, including the Final Valuation Date

If the Closing Level of the Underlying is equal to or greater than the Coupon Barrier on any Observation Date, Credit Suisse will pay you a Contingent Coupon on the applicable Coupon Payment Date.

The Securities will be called if the Closing Level of the Underlying on any Observation Date on or after August 22, 2016 is equal to or greater than the Initial Level. If the Securities are called, Credit Suisse will pay you a cash payment per Security equal to $10.00 plus the Contingent Coupon payable on the Automatic Call Date.

Maturity date

The Final Level is observed on the Final Valuation Date.

If the Securities have not been called and a Trigger Event has not occurred, on the Maturity Date, Credit Suisse will pay you a cash payment per Security equal to $10.00.

If the Securities have not been called and a Trigger Event has occurred, Credit Suisse will pay you less than the principal amount, if anything, resulting in a loss on your initial investment proportionate to the depreciation of the Underlying from the Initial Level to the Final Level, for an amount equal to:

$10.00 + ($10.00 × Underlying Return of the Underlying)
per Security

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO CREDIT SUISSE’S ABILITY TO PAY ITS OBLIGATIONS AS THEY BECOME DUE. IF CREDIT SUISSE WERE TO DEFAULT ON ITS OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES.

The Securities will not pay a Contingent Coupon if the Closing Level of the Underlying is below the Coupon Barrier on the applicable Observation Date. The Securities will not be subject to an Automatic Call on an Observation Date if the Closing Level of the Underlying on such Observation Date is below the Initial Level. If the Securities are not called, you will lose some or all of your investment at maturity if a Trigger Event occurs.

Observation Dates(1) and Coupon Payment Dates(2)(3)

Observation Dates	Coupon Payment Dates	Observation Dates	Coupon Payment Dates	Observation Dates	Coupon Payment Dates
August 22, 2016	August 24, 2016	August 22, 2017	August 24, 2017	August 22, 2018	August 24, 2018
February 22, 2017	February 24, 2017	February 22, 2018	February 26, 2018	February 22, 2019	February 27, 2019
(1)	Each subject to postponement as described in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

(2)	Each subject to the modified following business day convention and subject to postponement as described in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

(3)	Contingent Coupons will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date, provided that the Contingent Coupon payable upon Automatic Call or at maturity, as applicable, will be payable to the person to whom the principal amount upon Automatic Call or the Payment at Maturity, is payable.

Key Risks

An investment in the offering of the Securities involves significant risks. Investing in the Securities is not equivalent to investing in the Underlying. Some of the risks that apply to the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities in the “Risk Factors” section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	You may receive less than the principal amount at maturity — You may receive less at maturity than you originally invested in the Securities. If the Final Level is less than the Trigger Level, you will be fully exposed to any depreciation in the Underlying from the Initial Level to the Final Level and will incur a loss proportionate to the Underlying Return of the Underlying. In this case, at maturity, the amount Credit Suisse will pay you will be less than the principal amount of the Securities and you could lose your entire investment. It is not possible to predict whether a Trigger Event will occur, and in the event that there is a Trigger Event, by how much the Final Level will decrease in comparison to the Initial Level. Any payment on the Securities is subject to our ability to pay our obligations as they become due.

♦	The Securities are subject to the credit risk of Credit Suisse — Investors are dependent on our ability to pay all amounts due on the Securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the Securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the Securities prior to maturity.

♦	The Securities will not pay more than the principal amount, plus any Contingent Coupons payable by maturity or upon Automatic Call — The return potential on the Securities is limited to the Contingent Coupon Rate regardless of the potential appreciation of the Underlying. Therefore, the Securities do not provide for a return greater than the principal amount, plus any Contingent Coupons received up to maturity or upon Automatic Call. Even if the Final Level of the Underlying is greater than the Initial Level, you will not participate in the appreciation of the Underlying despite the potential for full downside exposure to the Underlying at maturity. The actual return on the Securities will depend on the number of Observation Dates on which the requirements for the Contingent Coupon are met and the amount payable per Security may be less than the amount payable on a traditional debt security that pays interest at prevailing market rates or an investment that allows for participation in any appreciation of the Underlying.

♦	The Securities are subject to a potential Automatic Call prior to maturity, which would limit your opportunity to be paid Contingent Coupons over the full term of the Securities —If the Closing Level of the Underlying on any Observation Date is equal to or greater than the Initial Level, the Securities will be called and Credit Suisse will pay you a cash payment equal to the principal amount of the Securities you hold plus the Contingent Coupon payable on that Coupon Payment Date, and no further payments will be made in respect of the Securities. If the Securities are called prior to maturity, you will lose the opportunity to be paid Contingent Coupons from the date of Automatic Call to the scheduled Maturity Date and you may be unable to invest in other Securities with a similar level of risk that provide you with the opportunity to be paid the same coupons as the Securities.

♦	You may not receive any Contingent Coupons — Credit Suisse will not necessarily make periodic coupon payments on the Securities. If the Closing Level of the Underlying on an Observation Date is less than the Coupon Barrier, Credit Suisse will not pay you the Contingent Coupon applicable to such Observation Date. If the Closing Level of the Underlying is less than the Coupon Barrier on each of the Observation Dates, Credit Suisse will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Securities.

♦	Higher contingent coupon rates are generally associated with a greater risk of loss — Greater expected volatility with respect to the Underlying reflects a higher expectation as of the Trade Date that the level of the Underlying could close below the Trigger Level on the Final Valuation Date of the Securities. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate for the Securities. However, while the Contingent Coupon Rate will be a fixed amount, the volatility of the Underlying can change significantly over the term of the Securities. The level of the Underlying could fall sharply, which could result in a significant loss of principal.

♦	The estimated value of the Securities on the Trade Date is less than the Price to Public — The initial estimated value of your Securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) is significantly less than the original Price to Public. The Price to Public of the Securities includes any selling concessions or discounts as well as transaction costs such as expenses incurred to create, document and market the Securities and the cost of hedging our risks as issuer of the Securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the Securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the Securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the Securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the Securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

♦	Effect of interest rate used in structuring the Securities — The internal funding rate we use in structuring notes such as these Securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the Securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the Securities. We will also use our internal funding rate to determine the price of the Securities if we post a bid to repurchase your Securities in secondary market transactions. See “—Secondary Market Prices” below.

♦	Secondary market prices — If Credit Suisse (or an affiliate) bids for your Securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the Securities on the Trade Date. The estimated value of the Securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the Securities in the secondary market (if any exists) at any time. The secondary market price of your Securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your Securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the Securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your Securities will be lower than the Price to Public because it will not include any selling concessions or discounts and hedging and other transaction costs. If you sell your Securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your Securities may be lower than the price at which we may repurchase the Securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the Securities from you at a price that will exceed the then-current estimated value of the Securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 12 months.

The Securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your Securities to maturity.

♦	Credit Suisse is subject to Swiss regulation — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the Securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the Securities.

♦	Lack of liquidity — The Securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the Securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities when you wish to do so. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the Securities. If you have to sell your Securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss. The full repayment of principal is contingent upon an Automatic Call or, if the Securities are not called, a Trigger Event not occurring. Because a Trigger Event is determined by observing the Trigger Level only on the Final Valuation Date, if you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the level of the Underlying is above the Trigger Level at that time.

♦	Potential conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent, hedging our obligations under the Securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Securities. Further, hedging activities may adversely affect any payment on or the value of the Securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the Securities, which creates an additional incentive to sell the Securities to you.

♦	Unpredictable economic and market factors will affect the value of the Securities — In addition to the level of the Underlying, the value of the Securities may be influenced by factors such as:

o	the expected and actual volatility of the Underlying;

o	the time to maturity of the Securities;

o	the Automatic Call feature, which would limit the value of the Securities;

o	interest and yield rates in the market generally;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying;

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your Securities prior to maturity, and such price could be less than your initial investment and significantly different than the amount expected at maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

♦	No ownership rights relating to the Underlying — Your return on the Securities will not reflect the return you would realize if you actually owned the assets that comprise the Underlying. The return on your investment, which is based on the percentage change in the Underlying, is not the same as the total return you would receive based on the purchase of the equity securities that comprise the Underlying.

♦	No dividend payments or voting rights — As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying. Further, the performance of the Underlying will not include these dividends or distributions and does not contain a "total return" feature.

Hypothetical Examples of How the Securities Might Perform

The examples below illustrate the payment of Contingent Coupons (if any) and payments upon Automatic Call (if any) or at maturity for a hypothetical offering of the Securities under various scenarios, with the assumptions set forth below. Numbers in the examples and table below have been rounded for ease of analysis. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payment on the Securities per $10.00 principal amount to the $10.00 Price to Public. You should not take these examples or the table below as an indication or assurance of the expected performance of the Underlying. The actual terms are set forth on the cover of this pricing supplement and under “Final Terms” above. You should consider carefully whether the Securities are suitable to your investment goals. Any payment on the Securities is subject to our ability to pay our obligations as they become due.

Principal Amount:	$10.00
Term:	Approximately 3 years
Contingent Coupon Rate:	5.85% per annum (or 2.9250% per semi-annual period)
Contingent Coupon:	$0.2925 per semi-annual period
Observation Dates:	Semi-annually (beginning after 6 months)
Initial Level:	1900.00
Coupon Barrier:	950.00 (50% of the Initial Level)
Trigger Level:	950.00 (50% of the Initial Level)

Example 1 — Securities are called on the First Observation Date

Date	Closing Level	Payment (per Security)
First Observation Date	2000.00 (at or above Initial Level and Coupon Barrier)	Securities called; Issuer pays principal plus Contingent Coupon payment of $0.2925 on Automatic Call Date.
	Total Payment (per $10.00 Security)	$10.2925 (2.9250% total return)

Because the Closing Level of the Underlying is equal to or greater than the Initial Level on the first Observation Date (which is approximately 6 months after the Trade Date), the Securities are called on the first Observation Date, and on the Automatic Call Date Credit Suisse will pay you a total of $10.2925 per $10.00 principal amount (reflecting your principal amount plus the applicable Contingent Coupon). You will have received a total of $10.2925 per $10.00 principal amount, a 2.9250% total return on the Securities. You will not receive any further payments on the Securities.

Example 2 — Securities are NOT called and a Trigger Event does not occur and the Final Level is at or above the Coupon Barrier on the Final Valuation Date

Date	Closing Level	Payment (per Security)
First through fifth Observation Dates	Various (all below Initial Level and Coupon Barrier)	Securities NOT callable; Issuer DOES NOT pay Contingent Coupon payment on any Coupon Payment Date immediately following the first through fifth Observation Date.
Final Valuation Date	1500.00 (at or above Coupon Barrier and Trigger Level; below Initial Level)	Securities NOT callable; Issuer pays principal plus Contingent Coupon payment of $0.2925 on Maturity Date.
	Total Payment (per $10.00 Security)	$10.2925 (2.9250% total return)

Because the Closing Level of the Underlying was less than the Initial Level on each Observation Date on and after the first Observation Date (which is approximately 6 months after the Trade Date), the Securities are not called. Because the Final Level is equal to or greater than the Trigger Level and Coupon Barrier, at maturity, Credit Suisse will pay you $10.2925 per $10.00 principal amount, which is equal to your principal amount plus the Contingent Coupon payment due on the Final Valuation Date, a 2.9250% total return on the Securities. In addition, because the Closing Level of the Underlying was less than the Coupon Barrier on the first through fifth Observation Dates, you will not be entitled to receive any Contingent Coupon Payments on the corresponding Coupon Payment Dates.

Example 3 — Securities are NOT called and a Trigger Event occurs

Date	Closing Level	Payment (per Security)
First Observation Date	1500.00 (at or above Coupon Barrier; below Initial Level)	Securities NOT callable; Contingent Coupon payment equals $0.2925 on first Coupon Payment Date.
Second through fifth Observation Dates	Various (all below Initial Level and Coupon Barrier)	Securities NOT callable; Issuer DOES NOT pay Contingent Coupon payment on any Coupon Payment Date immediately following the second through the fifth Observation Dates.
Final Valuation Date	760.00 (below Trigger Level and Coupon Barrier)	Securities NOT callable; Issuer DOES NOT pay Contingent Coupon payment on Maturity Date, and Issuer pays less than the principal amount resulting in a loss proportionate to the depreciation of the Underlying from the Initial Level to the Final Level.
	Total Payment (per $10.00 Security)	$4.2925 (57.0750% loss)

Because the Closing Level of the Underlying is less than the Initial Level on each Observation Date on and after the first Observation Date (which is approximately 6 months after the Trade Date), the Securities are not called. Because the Final Level is less than the Trigger Level, a Trigger Event occurs, thus at maturity, Credit Suisse will pay you $4.00 per $10.00 principal amount, calculated as follows:

The Underlying Return will equal:

Final Level – Initial Level

Initial Level

= −0.60

The Payment at Maturity = principal amount of the Securities × (1 + Underlying Return)

= $10 × (1 – 0.60) = $4

In addition, because the Closing Level of the Underlying was equal to or greater than the Coupon Barrier on the first Observation Date, Credit Suisse will pay you a Contingent Coupon payment of $0.2925 on the related Coupon Payment Date. However, because the Closing Level of the Underlying was less than the Coupon Barrier on the second through sixth Observation Dates, (including the Final Valuation Date), the Issuer will not pay any Contingent Coupon payment on the corresponding Coupon Payment Dates (including the Maturity Date). You will have received a total of $4.2925 per $10.00 principal amount, a 57.0750% total loss on the Securities.

Hypothetical Payment at Maturity excluding any Contingent Coupon payments

The table below assumes the Securities are not called prior to the Final Valuation Date and illustrates, for a $10.00 investment in the Securities, hypothetical Payments at Maturity for a hypothetical range of Underlying Returns of the Underlying, excluding Contingent Coupon payments, if any. If the Securities are not called, a Trigger Event does not occur, and the Final Level is equal to or greater than the Coupon Barrier, on the Maturity Date Credit Suisse will pay you a cash payment per Security equal to $10.00 plus the contingent coupon payable. You should consider carefully whether the Securities are suitable to your investment goals. Any payment on the Securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the tables and examples below have been rounded for ease of analysis.

Percentage Change from the Initial Level to the Final Level	Underlying Return	Payment at Maturity (excluding Contingent Coupon payments, if any)
100.00%	N/A	$10.00
90.00%	N/A	$10.00
80.00%	N/A	$10.00
70.00%	N/A	$10.00
60.00%	N/A	$10.00
50.00%	N/A	$10.00
40.00%	N/A	$10.00
30.00%	N/A	$10.00
20.00%	N/A	$10.00
10.00%	N/A	$10.00
0.00%	N/A	$10.00
−10.00%	−10.00%	$10.00
−20.00%	−20.00%	$10.00
−30.00%	−30.00%	$10.00
−40.00%	−40.00%	$10.00
−50.00%	−50.00%	$10.00
−51.00%	−51.00%	$4.90
−60.00%	−60.00%	$4.00
−70.00%	−70.00%	$3.00
−80.00%	−80.00%	$2.00
−90.00%	−90.00%	$1.00
−100.00%	−100.00%	$0.00

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the Securities may be used in connection with hedging our obligations under the Securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the Securities (including on any Observation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the Securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

The Underlying

The following graph sets forth the historical performance of the Underlying based on the Closing Levels of the Underlying from January 2, 2008 through February 22, 2016. The Closing Level of the S&P 500® Index on February 22, 2016 was 1945.50. The purple dotted line on the graph represents the Coupon Barrier and Trigger Level of 972.75, which is equal to 50% of the Closing Level on February 22, 2016. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlying as an indication of future performance of the Underlying or the Securities. Any historical trend in the level of the Underlying during any period set forth below is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the Securities.

For additional information on the S&P 500® Index, see “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” in the accompanying underlying supplement.

Historical Information

Material U.S. Federal Income Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the securities that may be relevant to holders of the securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds the securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Securities

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Due to the terms of the securities and the uncertainty of the tax law with respect to the characterization of the securities, our special tax counsel, Orrick, Herrington & Sutcliffe LLP, believes that it is reasonable to treat the securities, for U.S. federal income tax purposes, as prepaid financial contracts with respect to the Underlying that are eligible for open transaction treatment in part, but is unable to opine that this characterization is more likely than not to be upheld. In the absence of an administrative or judicial ruling to the contrary, we intend to treat the securities and, by acceptance of the securities, you agree to treat the securities for all tax purposes in accordance with such characterization. The possible alternative characterizations and risks to investors of such characterizations are discussed below. In light of the fact that we agree to treat the securities as prepaid financial contracts, the balance of this discussion assumes that the securities will be so treated.

Alternative Characterizations of the Securities

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described below. For example, the IRS might characterize a security as a notional principal contract (an “NPC”). In general, payments on an NPC are accrued ratably (as ordinary income or deduction, as the case may be) over the period to which they relate regardless of an investor’s usual method of tax accounting. Payments made to terminate an NPC (other than perhaps a final scheduled payment) are capital in nature. Deductions for NPC payments may be limited in certain cases. Certain payments under an NPC may be treated as U.S. source income. The IRS could also seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. If the securities have a term of one year or less, it is also possible that the IRS would assert that the securities constitute short-term debt obligations. Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price. A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the securities as income upon receipt. Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income. If the securities have a term of more than one year, the IRS might assert that the securities constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities. If the securities were to be treated as contingent payment debt instruments, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities (the comparable yield). The characterization of the securities as contingent payment debt instruments under these rules is likely to be adverse. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as debt instruments. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, a U.S. Holder will treat any coupon payment received in respect of a security as ordinary income includible in such U.S. Holder’s income in accordance with the U.S. Holder’s method of accounting. If the security provides for the payment of the redemption amount in cash based on the return of the Underlying, upon receipt of the redemption amount of the security from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss. If the security provides for the payment of the redemption amount in physical shares or units of the Underlying, the U.S. Holder should not recognize any gain or loss with respect to the security (other than with respect to cash received in lieu of fractional shares or units, as described below). A U.S. Holder should have a tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to its tax basis in the security (generally its cost). A U.S. Holder’s holding period for any physical shares or units received should start on the day after the delivery of the physical shares or units. A U.S. Holder should generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which should be equal to the U.S. Holder’s basis in all of the physical shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the fractional shares or units and the denominator of which is all of the physical shares or units (including fractional shares or units).

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss. It is possible that a portion of the amount realized from the sale or taxable disposition of the securities prior to the payment date attributable to an expected coupon could be treated as ordinary income. You should consult your tax advisor regarding this possibility and the consequences of such treatment to you.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. Holder’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Any interest earned or deemed earned on the securities and any gain on sale or other taxable disposition of the securities will be subject to the Medicare Tax. If you are an individual, estate, or trust, you should consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the securities.

Securities Held Through Foreign Entities

Under certain provisions of the “Hiring Incentives to Restore Employment Act,” generally referred to as “FATCA,” and regulations thereunder, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” means any withholdable payment and any foreign passthru payment. To avoid becoming subject to the 30% withholding tax on payments to them, we and other foreign financial institutions may be required to report information to the IRS regarding the holders of the securities and, in the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the securities directly or indirectly through such non-compliant foreign financial institutions, we may be required to withhold on a portion of payments under the securities. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. If payments on the securities are determined to be from sources within the United States, we will treat such payments as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a U.S.-owned foreign entity and the identity of any substantial U.S. owners of such entity.

Pursuant to the regulations described above and IRS Notice 2015-66, and subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above and certain payments made with respect to a “preexisting obligation,” as defined in the regulations), (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2018, and (iii) foreign passthru payments made after the later of December 31, 2018, or the date that final regulations defining the term “foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is outstanding on July 1, 2014 (a “grandfathered obligation”), (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents, and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your securities through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Information Reporting Regarding Specified Foreign Financial Assets

The Code and regulations thereunder generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. Specified foreign financial assets include, with some limited exceptions, any financial account maintained at a foreign financial institution and any debt or equity interest in a foreign financial institution, including a financial institution organized under the laws of a U.S. possession, and any of the following that are held for investment and not held in an account maintained by a financial institution: (1) any stock or security issued by person other than a U.S. person (including a person organized in a U.S. possession), (2) any financial instrument or contract that has an issuer or counterparty that is other than a U.S. person (including a person organized in a U.S. possession), and (3) any interest in a foreign entity. Additionally, the regulations provide that specified foreign financial assets include certain retirement and pension accounts and non-retirement savings accounts.

Under proposed regulations relating to specified domestic entities that have not yet been adopted as final regulations, “specified domestic entities” are domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain closely held corporations and partnerships that meet passive income or passive asset tests and, with certain exceptions, domestic trusts that have a specified individual as a current beneficiary and exceed the reporting threshold. Pursuant to an IRS Notice, reporting by domestic entities of interests in specified foreign financial assets will not be required before the date specified by final regulations.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and the related statute of limitations tolling provision.

Non-U.S. Holders Generally

The U.S. federal income tax treatment of the coupon payments is unclear. Except as provided under “Securities Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” we currently do not intend to withhold any tax on any coupon payments made to a holder of the securities that is not a U.S. Holder (a “Non-U.S. Holder”) and that has no connection with the United States other than holding its securities, provided that such Non-U.S. Holder complies with applicable certification requirements. However, it is possible that the IRS could assert that such payments are subject to U.S. withholding tax, or that we or another withholding agent may otherwise determine that withholding is required, in which case we or the other withholding agent may withhold up to 30% on such payments (subject to reduction or elimination of such withholding tax pursuant to an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Except as provided under “Securities Held Through Foreign Entities” and “Substitute Dividend and Dividend

Equivalent Payments,” payment of the redemption amount by us in respect to the securities (except to the extent of the coupons) to a Non-U.S. Holder that has no connection with the United States other than holding its securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Code and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax. A “dividend equivalent” payment is defined under the Code as (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).

Final regulations provide that a dividend equivalent is any payment that references the payment of (i) a dividend from an underlying security pursuant to a securities lending or sale-repurchase transaction, (ii) a dividend from an underlying security pursuant to a specified NPC, (iii) a dividend from an underlying security pursuant to a specified equity-linked instrument (a “specified ELI”), and (iv) any other substantially similar payment. An underlying security is any interest in an entity if a payment with respect to that interest could give rise to a U.S. source dividend pursuant to Treasury regulation section 1.861-3. An NPC is a notional principal contract as defined in Treasury regulation section 1.446-3(c). An equity-linked instrument (“ELI”) is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) that references the value of one or more underlying securities, including a futures contract, forward contract, option, debt instrument, or other contractual arrangement. A “section 871(m) transaction” is any securities lending or sale-repurchase transaction, specified NPC, or specified ELI.

For payments made before January 1, 2017, the regulations provide that a specified NPC is any notional principal contract (“NPC”) if (a) in connection with entering into the contract, any long party to the contract transfers the underlying security to any short party to the contract, (b) in connection with the termination of the contract, any short party to the contract transfers the underlying security to any long party to the contract, (c) the underlying security is not readily tradable on an established securities market, or (d) in connection with entering into the contract, the underlying security is posted as collateral by any short party to the contract with any long party to the contract. An NPC that is treated as a specified NPC pursuant to the preceding rule will remain a specified NPC on or after January 1, 2017. For any payment made on or after January 1, 2017, with respect to any transaction issued on or after January 1, 2017, (a) a “simple” NPC or “simple” ELI that has a delta of 0.8 or greater with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively, and (b) a “complex” NPC or “complex” ELI that meets a substantial equivalence test with respect to an underlying security at the time of issuance is a specified NPC or specified ELI, respectively.

A “simple” NPC or “simple” ELI is an NPC or ELI for which, with respect to each underlying security, (i) all amounts to be paid or received on maturity, exercise, or any other payment determination date are calculated by reference to the appropriate single, fixed number of shares of the underlying security, provided that the number of shares can be ascertained when the contract is issued, and (ii) the contract has a single maturity or exercise date with respect to which all amounts (other than any upfront payment or any periodic payments) are required to be calculated with respect to the underlying security. A contract has a single exercise date even though it may be exercised by the holder at any time on or before the stated expiration of the contract. An NPC or ELI that includes a term that discontinuously increases or decreases the amount paid or received (such as a digital option), or that accelerates or extends the maturity is not a simple ELI or simple NPC. A “complex” NPC or “complex” ELI is any NPC or ELI, respectively, that is not a simple NPC or a simple ELI, respectively. Delta is the ratio of the change in the fair market value of the contract to a small change in the fair market value of the number of shares of the underlying security.

Under temporary regulations, the substantial equivalence test measures the change in value of a complex contract when the price of the underlying security referenced by that contract is hypothetically increased by one standard deviation or decreased by one standard deviation and compares the change in value with the change in value of the shares of the equity that would be held to hedge the complex contract over an increase or decrease in the price of the equity by one standard deviation. If the proportionate difference between (a) the change in value of the complex contract and (b) the change in value of its hedge, is no greater than the proportionate difference between (i) the change in value of a “benchmark simple contract” with respect to the same shares and (ii) the change in value of its hedge, then the complex contract is substantially equivalent to the underlying security and dividend equivalent payments with respect to it are subject to withholding. The “benchmark simple contract” is a closely comparable simple contract that, at the time the complex contract is issued, has a delta of 0.8, references the applicable underlying security referenced by the complex contract, and has the same maturity as the complex contract with respect to the applicable underlying security.

If an NPC or ELI contains more than one reference to a single underlying security, all references to that underlying security are taken into account in determining the delta with respect to that underlying security. If an NPC or ELI references more than one underlying security or other property, the delta with respect to each underlying security must be determined without taking into account any other underlying security or property. The regulations provide an exception for qualified indices that satisfy certain criteria. The regulations provide that a payment includes a dividend equivalent payment whether there is an explicit or implicit reference to a dividend with respect to the underlying security.

For securities issued or deemed issued on or after January 1, 2017, withholding on payments made on or after January 1, 2017 will be based on actual dividends or, if stated in writing on the issue date of the securities, on estimated dividends used in pricing the security. If an adjustment is made for the actual dividends, then the true-up payment (in addition to the estimated dividend) is added to the per-share dividend amount. If a transaction is a section 871(m) transaction, information regarding the amount of each dividend equivalent, the delta of the potential 871(m) transaction, the amount of any tax withheld and deposited, the estimated dividend amount and any other information necessary to apply the regulations will be provided as an attachment to this pricing supplement or on the Credit Suisse website.

In accordance with the applicable effective dates, we will treat any portion of a payment or deemed payment on a section 871(m) transaction (including, if appropriate, the payment of the purchase price) that is substantially similar to a dividend as a dividend equivalent, which will be subject to U.S. withholding tax unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld. Transactions may be combined and treated as a section 871(m) transaction, creating liability for you, whether or not we withhold on a dividend equivalent. These final and temporary regulations are extremely complex. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these final and temporary regulations and whether payments or deemed payments on the securities constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

A security may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the security at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice and Proposed Legislation on Certain Financial Transactions

In Notice 2008-2, the IRS and the Treasury Department stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1)

the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual. Additionally, unofficial statements made by IRS officials have indicated that they will soon be addressing the treatment of prepaid forward contracts in proposed regulations.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis).  You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Members of Congress have from time to time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the securities). These or other potential changes in law could adversely affect the tax treatment of the securities and may be applied with retroactive effect. You are urged to consult your tax advisor regarding how any such potential changes in law could affect you.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the securities may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption.

Supplemental Plan of Distribution (Conflicts of Interest)

The agents for this offering are CSSU and UBS. CSSU expects to sell all of the Securities that it purchases from us to an unaffiliated dealer at a price of $9.95 per $10.00 principal amount of Securities, for further sale to certain fee-based advisory accounts for which UBS is an investment advisor at the price to public of $10.00 per $10.00 principal amount of Securities. CSSU and UBS will not receive a sales commission with respect to the Securities. Investors that purchase and hold the Securities in fee-based advisory accounts will pay advisory fees to UBS based on the amount of assets held in those accounts. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

We expect to deliver the Securities against payment for the Securities on the Settlement Date indicated herein, which may be a date that is greater or less than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the Securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.